EXHIBIT 99.1

TRILOGY INTERNATIONAL PARTNERS INC. ANNOUNCES DECLARATION OF INITIAL DISTRIBUTION TO SHAREHOLDERS

OF C$150 MILLION FOLLOWING THE SALE OF ITS NEW ZEALAND SUBSIDIARY

Bellevue, Washington, June 10, 2022 – Trilogy International Partners Inc. (“Trilogy” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced that the board of directors of the Company (the “Board”) has declared a return of capital distribution to the holders of common shares of the Company (the “Common Shares”) pursuant to a Plan of Liquidation adopted by the Board on June 10, 2022.

The return of capital distribution will be in the aggregate amount of C$150,000,000 (or approximately US$120 million), which represents C$1.69 per Common Share. Shareholders living outside of Canada will receive the distribution in United States dollars in an amount reflecting the foreign exchange rate applicable on the date of distribution.

In connection with the distribution, the Board confirmed a reduction in the stated capital of the Common Shares by an aggregate amount equal to C$150,000,000 (or approximately US$120 million), which reduction was previously approved by holders of Common Shares at a special meeting held on March 15, 2022.

The distribution is scheduled to be paid on June 27, 2022 (the “Payment Date”) to holders of Common Shares of record as of the close of business on June 17, 2022 (the “Record Date”). The Toronto Stock Exchange has determined to implement its “due bill” trading procedures with respect to the distribution of C$1.69 per share. The Common Shares will commence trading on a due bill basis at the opening of trading on June 16, 2022, and to commence trading “ex-distribution” on June 28, 2022. The due bill redemption date will be June 29, 2022.

This initial and primary distribution of net cash proceeds follows the completion of the sale of Trilogy’s New Zealand subsidiary, Two Degrees Group Limited (“2degrees”), on May 19, 2022, at an equity value of NZ$1.315 billion based on an implied enterprise value of NZ$1.70 billion inclusive of lease liabilities. At closing, after distributions to minority shareholders, settlement of 2degrees options and reductions for certain transaction related costs, the Company received approximately NZ$905 million, exclusive of the Company’s share of the NZ$30 million that is held in escrow to secure the possible payment of certain potential indemnification and other claims through the first anniversary of the closing.

As an initial use of proceeds from the sale, Trilogy prepaid all of its outstanding indebtedness including related accrued interest. The prepayments were completed in May in amount of approximately US$450 million and satisfied the outstanding indebtedness and accrued interest under its subsidiary’s existing 8.875% senior secured notes and 10% promissory notes along with its 13.5% bridge loans. The prepayment of indebtedness followed the settlement of the previously disclosed hedge contract whereby the Company converted sale proceeds of NZ$673 million into US$450 million at the contractual exchange rate of 0.669.

Substantially all of the remaining proceeds, after prepayment of debt obligations and payment of certain corporate working capital obligations accrued through the date of the transaction, have been converted to US and Canadian currency in the amounts which are expected to be used for distributions and corporate use.  These amounts will be used to fund the initial shareholder distribution and to provide a cash reserve of approximately US$30 million which is in addition to the Company’s share of the escrow of up to approximately US$14 million at current exchange rates. The majority of the US$30 million reserve will be utilized for costs related to the eventual dissolution of the Company, and for the payment of any indemnification claims that may arise from the transaction but are not funded by the warranty insurance policy or by the aforementioned purchase price escrow. As previously disclosed, the ultimate amount of shareholder distributions will be subject to certain factors including the amount of escrow proceeds that will be released to the Company when the escrow terminates in late May 2023, fluctuations in foreign currency exchange rates, and costs associated with the dissolution of the Company.

About Due Bill Trading

Due bills represent entitlements to cash and will attach to the Common Shares between the first trading day prior to the Record Date and the Payment Date, allowing the Common Shares to carry the value of the entitlement to the distribution until it is paid. When due bills are used, the ex-distribution date is deferred to the first trading day after the Payment Date.

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About Trilogy International Partners Inc.

Trilogy is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz.

Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. For more information, visit www.trilogy-international.com.

Cautionary Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward-looking statements include, but are not limited to, statements regarding the amount and timing (including the record date) of distributions to shareholders, the use of the remaining proceeds, the capital reduction and return of capital, the commencement of due bill trading and any subsequent distributions. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to currency exchange rates, anticipated costs associated with the dissolution of the Company and the amount of the escrowed proceeds that are released to the Company. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to Trilogy could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Such risks and uncertainties include but are not limited to those that relate to the movement in foreign currency exchange, anticipated costs associated with the dissolution of the Company and the amount of the escrowed proceeds that are released to the Company.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under Trilogy’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

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Investor Relations Contacts Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development	Erik Mickels 425-458-5900 Erik.Mickels@trilogy-international.com Senior Vice President, Chief Financial Officer

Trilogy Media Contact Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development

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